UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)
CRYSTAL RIVER CAPITAL, INC.

(Name of Issuer)
Common Shares, par value $0.001 per share

(Title of Class of Securities)
229393301

(CUSIP Number)
Laurel Canyon Partners, LLC
c/o G&L Realty
439 Bedford Drive
Beverly Hills, CA 90210
Attn: Daniel M. Gottlieb
(310) 273-9930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 21, 2010

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	229393301	13D	Page	2	of	10 Pages

1	NAME OF REPORTING PERSON Laurel Canyon Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		1,580,383

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,580,383

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,580,383

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	6.34%

14	TYPE OF REPORTING PERSON

	00 (Limited Liability Company)

CUSIP No.	229393301	13D	Page	3	of	10 Pages

1	NAME OF REPORTING PERSON Daniel M. Gottlieb

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,580,383

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,580,383

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,580,383

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	6.34%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	229393301	13D	Page	4	of	10 Pages

1	NAME OF REPORTING PERSON Bedford Drive Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		1,569,387

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,569,387

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,569,387

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	6.30%

14	TYPE OF REPORTING PERSON

	00 (LIMITED LIABILITY COMPANY)

CUSIP No.	229393301	13D	Page	5	of	10 Pages

1	NAME OF REPORTING PERSON Steven D. Lebowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,569,387

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,569,387

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,569,387

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	6.30%

14	TYPE OF REPORTING PERSON

	IN

1. Item 1. Security and Issuer
2. Item 2. Identity and Background
3. Item 3. Source and Amount of Funds or Other Consideration
4. Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
Item 7. Materials to be Filed as Exhibits
Signatures
EXHIBIT INDEX
EX-99.1
EX-99.2

CUSIP No.	229393301	13D	Page	6	of	10 Pages
EXPLANATORY NOTE
     This statement on Schedule 13D (the “Statement”) reflects that, as of April 21, 2010, the Reporting Persons identified herein have formed a Section 13(d) “group” with respect to their beneficial ownership of Common Stock as described herein. Reference is made to the separate statements on Schedule 13D previously filed by the “Laurel Canyon Parties” and the “Bedford Drive Parties” (as such terms are defined below), respectively, with respect to the Common Stock.
1. Item 1. Security and Issuer.
     This report on Schedule 13D (the “Report”) pertains to the common stock, par value $0.001 per share (“Common Stock”), of Crystal River Capital, Inc. a Maryland corporation (the “Issuer”). The Issuer’s principal executive offices are located at Three World Financial Center, 200 Vesey Street, 10th Floor, New York, New York 10281.
2. Item 2. Identity and Background.
     (a)-(c) and (f) — The names and states of formation of persons filing this Report (collectively, the “Reporting Persons”) are: (1) (i) Bedford Drive Capital Partners, LLC, a Nevada limited liability company (“Bedford Drive), and (ii) Steven D. Lebowitz, a United States citizen and the sole member of Bedford Drive (collectively, “Bedford Drive Parties”); and (2) (i) Laurel Canyon Partners, LLC, a Nevada limited liability company (“LC Partners”), and (ii) Daniel M. Gottlieb, a United States citizen and the sole member of LC Partners (collectively, the “Laurel Canyon Parties”).
     LC Partners and Bedford Drive each is a private investment vehicle. The principal business of each of LC Partners and Bedford Drive is to own shares of Common Stock and exercise its rights with respect to such shares, including in connection with the proposed merger of the Issuer with Brookfield Asset Management, Inc.
     The principal business of each of Mr. Gottlieb and Mr. Lebowitz is the management of real estate and other assets, including the ownership, development and operation of medical office buildings, nursing homes and mental health facilities, and the ownership and management of LC Partners and Bedford Drive, respectively.
     The principal business address for each of the Reporting Persons is c/o G&L Realty, 439 Bedford Drive, Beverly Hills, California 90210.
     (d)-(e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, federal or state securities laws or finding any violation with respect to such laws.
3. Item 3. Source and Amount of Funds or Other Consideration.
     LC Partners acquired its shares of Common Stock on or about March 3, 2010 as a capital contribution by Mr. Gottlieb, free and clear of all liens, and has no debt. On the date of the contribution, the value of such shares was $932,425.97 based on the closing price for such shares as reported on the OTC Bulletin Board on such date.
     Bedford Drive acquired its shares of Common Stock on or about February 26, 2010 as a capital contribution by Mr. Lebowitz, free and clear of all liens, and has no debt. On the date of the contribution, the

CUSIP No.	229393301	13D	Page	7	of	10 Pages
value of such shares was $941,632.20 based on the closing price for such shares as reported on the OTC Bulletin Board on such date.
4. Item 4. Purpose of Transaction.
     The shares of Common Stock owned by LC Partners were originally acquired by Mr. Gottlieb for investment purposes.
     The shares of Common Stock owned by Bedford Drive were originally acquired by Mr. Lebowitz for investment purposes.
     Following the announcement of the proposed Bookfield merger, Mr. Gottlieb formed LC Partners to hold his shares of Common Stock and to analyze and consider the alternatives available to LC Partners to maximize the value of its holdings in the Issuer, to discuss the proposed Brookfield merger with other shareholders and interested parties and, potentially, to oppose the proposed Brookfield merger and possibly seek to acquire the Issuer or all or substantially all of its assets.
     As a result of the announcement of the proposed Bookfield merger, Mr. Lebowitz formed Bedford Drive to hold his shares of Common Stock and to explore the possibility of participating in, and potentially to participate in, a possible alternative transaction providing for the acquisition of the Issuer or all or substantially all of its assets.
     On March 17, 2010, Mr. Gottlieb, on behalf of LC Partners, sent a letter to the Chairman of the Board of Directors of the Issuer stating that LC Partners was prepared to offer to acquire the Issuer in a negotiated all-cash offer merger or other cash transaction at a price of $0.75 per share to the Issuer’s shareholders. A description of LC Partners’ proposal and a copy of Mr. Gottlieb’s letter are contained in the Laurel Canyon Parties statement on Schedule 13D/A filed with the Commission on March 18, 2010.
     On April 17, 2010, the Laurel Canyon Parties entered into a waiver letter with the Issuer in which, among other things, the Issuer agreed (i) that the Laurel Canyon Parties could approach the Bedford Drive Parties about contributing to LC Partners the shares of Common Stock owned by Bedford Drive or otherwise joining with the Laurel Canyon Parties in proposing a possible transaction with the Issuer, (ii) that the Maryland Control Share Act and the Maryland Business Combination Act would not apply to LC Partners’ acquisition or ownership of such shares or the formation of a “group” comprising the Laurel Canyon Parties and the Bedford Drive Parties, and (iii) to increase the stock ownership limit under the Issuer’s charter and bylaws as it relates to the Laurel Canyon Parties and the Bedford Drive Parties to allow them to acquire and own beneficially up to 15% of the outstanding shares of Common Stock at any time, including the shares currently owned by LC Partners and Bedford Drive.
     On April 21, 2010, the Bedford Drive Parties also entered into the waiver letter. Accordingly, the Laurel Canyon Parties and the Bedford Drive Parties are deemed to be a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, for purposes of LC Partners’ proposal to the Issuer. The Laurel Canyon Parties and the Bedford Drive Parties agree in the waiver letter, among other things, to not commence a tender offer or proxy solicitation relating to the Issuer without giving the Issuer at least three business days prior notice, or publicly request any further waivers, except in connection with such a tender offer or proxy solicitation.
     On April 21, 2010, LC Partners and Bedford Drive jointly renewed LC Partners’ proposal to acquire the Issuer in all-cash transaction at a “net” price to the Issuer’s shareholders of at least $0.75 per share of Common Stock. The Reporting Persons intend to seek to negotiate with the Special Committee the renewed proposal with a view to obtaining a determination that LC Partners’ proposal constitutes a “Superior Proposal” within the meaning of the Bookfield merger agreement.

CUSIP No.	229393301	13D	Page	8	of	10 Pages
     The foregoing description of the signed waiver letter is a summary only and is qualified in its entirety by reference to the full text of the signed waiver letter, which is filed as Exhibit 99.2 to this Report and hereby incorporated herein by reference.
     In connection with the activities described above, the Reporting Persons may communicate with, and express their views regarding the Issuer, LC Partners’ proposal, and related matters, to other persons, including, without limitation, other shareholders of the Issuer, subject, in each case, to the provisions of the waiver letter.
Item 5. Interest in Securities of the Issuer.
     (a) Collectively, the Reporting Persons beneficially own 3,149,770 shares of Common Stock representing 12.64% of the outstanding shares of Common Stock, as follows:
(i)	LC Partners directly owns 1,580,383 shares of Common Stock representing 6.34% of the outstanding shares of Common Stock.

(ii)	Mr. Gottlieb, as the sole member of LC Partners, beneficially owns the shares of Common Stock owned by LC Partners.

(iii)	Bedford Drive directly owns 1,569,387 shares of Common Stock representing 6.30% of the outstanding shares of Common Stock.

(iv)	Mr. Lebowitz, as the sole member of Bedford Drive, beneficially owns the shares of Commons Stock owned by Bedford Drive.

(v)	The Reporting Persons, to the extent they are deemed to be a “group,” may be deemed to beneficially own all of the shares of Common Stock beneficially owned by the other Reporting Persons.
     The Laurel Canyon Parties disclaim beneficial ownership of any shares of Common Stock not owned directly by LC Partners. The Bedford Drive Parties disclaim beneficial ownership of any shares of Common Stock not owned directly by Bedford Drive.
     The percentages set forth in this response are based on the 24,909,256 shares of Common Stock outstanding as of March 23, 2010, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2009.
     Other than the capital contributions of shares of Common Stock to LC Partners and Bedford Drive by Mr. Gottlieb and Mr. Lebowitz, respectively, described herein, none of the Reporting Persons has effected any transactions in Common Stock in the last sixty (60) days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
     The descriptions of the waiver letter and joint proposal of LC Partners and Bedford Drive contained in Item 4, above, are hereby incorporated by reference.

CUSIP No.	229393301	13D	Page	9	of	10 Pages
Item 7. Materials to be Filed as Exhibits.
     The following documents are included as exhibits to this statement:
1.	Joint Filing Agreement among the Reporting Persons.

2.	Waiver letter, dated April 21, 2010, among Laurel Canyon Capital [sic] Partners, LLC, Daniel M. Gottlieb, Bedford Drive Capital Partners, LLC, Steven D. Lebowitz, and the Issuer.

CUSIP No.	229393301	13D	Page	10	of	10 Pages
Signatures
     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 23, 2010
Laurel Canyon Partners, LLC

By:	/s/ Daniel M. Gottlieb
Daniel M. Gottlieb, Member

/s/ Daniel M. Gottlieb
Daniel M. Gottlieb
In his individual capacity
Bedford Drive Capital Partners, LLC

By:	/s/ Steven D. Lebowitz
Steven D. Lebowitz, Member

/s/ Steven D. Lebowitz
Steven D. Lebowitz
In his individual capacity

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons.

Exhibit 99.2	Waiver letter, dated April 21, 2010, among Laurel Canyon Partners, LLC, Daniel M. Gottlieb, Bedford Drive Capital Partners, LLC, Steven D. Lebowitz, and the Issuer.